November 28, 1995




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

RE:     Variable Annuity Account Four
        Anchor National Life Insurance Company
        File No. 33-86642

Ladies and Gentlemen:

        Based on a review of the relevant documents and materials and on the basis of available information, the undersigned is of the opinion that the securities issued during the fiscal year ended September 30, 1995, if any, by Variable Annuity Account Four were legally issued, fully paid and non-assessable.

        I am a member of the Bar of the State of California and the foregoing opinion is limited to the laws of the State of California and the federal laws of the United States of America.





Very truly yours,

/s/ LORIN M. FIFE

Lorin M. Fife
Senior Vice President and Assistant Secretary